UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2025
Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3526-3526
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒             Form 40-F  ☐

Extension and Granting of Emergency Reliefs in Brazil

São Paulo, Brazil – October 28, 2025 – On October 24, 2025, Ambipar Emergency Response’s (the “Company”) parent company, Ambipar Participações e Empreendimentos S.A. (B3: AMBP3) (“Ambipar Parent”) and Environmental ESG Participações S.A. (“ESG”) announced that the Third Business Court of the Capital of Rio de Janeiro extended the effects of the interim relief granting a temporary stay on proceedings against them, as informed on September 25, 2025, until certain facts deemed necessary by the court are clarified, so that the court may rule on the admissibility of the judicial recovery (recuperação judicial) filed by Ambipar Parent and ESG (the “Judicial Recovery”).

Further, on October 27, 2025, Ambipar Parent and ESG announced that the 21st Private Law Court of Rio de Janeiro granted an injunction to recognize the jurisdiction of the Third Business Court of the Capital of Rio de Janeiro to process the Judicial Recovery in Brazil. The decision granted further emergency relief, as requested in the context of the Judicial Recovery, determining (i) that suppliers of essential services refrain from interrupting the supply of goods and services to the Ambipar Group and from creating obstacles of any nature to the regular fulfillment of contractual provisions, based on non-payment of credits subject to the Judicial Recovery; (ii) that the Ambipar group’s creditors refrain from executing fiduciary guarantees, including the fiduciary assignment of credit rights over any accounts and financial investments, and from appropriating any values and financial investments of the Ambipar group; (iii) the suspension of the effectiveness of any and all provisions that authorize the termination of contracts essential to the maintenance of the Ambipar Group’s operations; (iv) that the Ambipar group’s creditors refrain from declaring the early maturity of debts related to credits not subject to the effects of the Judicial Recovery, refraining from promoting the seizure, withdrawal, blocking or any other form of restriction on the use of any of the assets linked to the respective contracts; and (v) that the entities leasing or renting equipment refrain from blocking, paralyzing or in any way obstructing the use of equipment that is the subject of certain rental contracts listed by Ambipar Parent in the Judicial Recovery proceedings.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 41 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tércio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date they first issued and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.

Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors described in “Item 3.D—Key Information--Risk Factors” of Ambipar Response’s annual report on Form 20-F for the year ended December 31, 2024 and other public filings it makes with the Securities and Exchange Commission. Ambipar Response does not undertake any obligation to update or revise any forward-looking statements to reflect any change in its expectations with respect to such statements or any changes in events, conditions or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Investor Relations Contact:
Email: ir.response@ambipar.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2025

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director